

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

2 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549



03050169

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 31st March 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Annual Report and Accounts - 31st March 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enc.

4/22


RNS
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the London Stock Exchange


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Company	Friends Provident PLC
TIDM	FP.
Headline	Annual Report and Accounts
Released	16:42 31 Mar 2003
Number	4440J

Filing of Documents

Report and Accounts for the year ended 31st December 2002 of Friends Provident plc
Notice of Annual General Meeting 2003 and Summary Financial Statement
Friends – 2002 Annual Review for Shareholders and
Example of Proxy Voting Form

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. 020 7676 1000

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